FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                              August 30 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: August 30 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary



FOR IMMEDIATE RELEASE


Contact:                   Sidonie Myers
                           Head of Communication
                           Smith & Nephew Advanced Wound Management
                           +44 (0) 1482 673246
                           sidonie.myers@smith-nephew.com



Smith & Nephew announces European launch of enhanced ALLEVYN+ Non-Adhesive dressings


HULL, UK August 30 2006 - Smith & Nephew's (LSE: SN; NYSE:SNN) Advanced Wound Management division, announced today that it is launching a new and enhanced version of ALLEVYN Non-Adhesive. This is the second stage in the roll out of the new enhanced ALLEVYN product range, following the successful launch of new ALLEVYN Adhesive and Sacrum earlier in the year.


The new ALLEVYN Non-Adhesive dressings deliver the optimal moist wound environment for the promotion of faster healing, by combining new technological advancements with the existing benefits of ALLEVYN. The dressings now have up to three times more fluid handling capacity as a result of a more breathable top film and a faster rate of fluid uptake. This is combined with a unique design featuring sealed and shaped edges that provide protection against leakage.


"Following on from the extremely successful launch of the new ALLEVYN Adhesive products earlier in the year, this second launch further strengthens ALLEVYN's position as the leading global brand within the foam dressings market" said Joe Woody, President, Smith & Nephew Advanced Wound Management. "These enhancements mean that the ALLEVYN range of products offer even more benefits to our customers and will continue to improve the quality of life of their patients."


ALLEVYN helps to facilitate healing by reducing the risk of maceration and maintaining an optimal moist wound environment. ALLEVYN offers the clinician a clinically proven range of dressings that are cost effective both for the clinician and the buyer.


"I have recently been using the new ALLEVYN Non-Adhesive dressings on my patients in Niagara, Canada, and in my view these dressings provide superior fluid handling, with an improvement in conformability, absorbency and wear time. This makes the dressings more comfortable for my patients and helps to prevent maceration to the surrounding skin. The fact that the dressings can be changed less frequently makes my patients' lives easier, thereby enhancing and improving their quality of life." Theresa Hurd, Advanced Practice Nurse Specialist, Niagara, Canada.


Smith & Nephew Advanced Wound Management, with headquarters in Hull, UK employs more than 2,500 people around the world with approximately half based in their main manufacturing facility in Hull. The organisation also has a manufacturing centre in the US in Largo, Florida.


+ Trademark of Smith & Nephew


Notes for Editors


About Smith & Nephew

Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies. Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has more than 8,500 employees and operates in 33 countries around the world and generated sales in excess of $2.6 billion.


Forward-Looking Statements


This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.


Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.


All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.


*Unless otherwise specified as reported, all revenue increases throughout this document are underlying increases which adjust for the effects of currency translation.

                                    #  #  #